Contact

www.linkedin.com/in/annafiwahed (LinkedIn)

Top Skills

Risk Management

Research

Statistics

Certifications

CFA Charterholder

Honors-Awards

FDIC STAR (Special Thanks and Recognition) Award

FDIC STAR (Special Thanks and Recognition) Award

Magna Cum Laude

Departmental Honors

Publications

In politics, personal biases blind us to rule of law

'Megyn Kelly Today' could've taught us about blackface this Halloween: Today's talker

As masters of our curated universes, we can fix the 'filter bubble' problem

A Hillary Staffer Goes to CPAC

A Warning to My Fellow Liberals

Annafi Wahed, CFA

Founder and CEO of The Flip Side
Pittsburgh, Pennsylvania, United States

Summary

Building the next generation platform for news and civic dialogue.

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Experience

The Flip Side
Founder and CEO
February 2017 - Present (5 years 10 months)

If Twitter is the de facto town square, we're building the salon

Neighborhood Trust Financial Partners
Senior Business Development Analyst
April 2017 - April 2019 (2 years 1 month)
New York, NY

New Hampshire Democratic Party
Field Organizer
August 2016 - November 2016 (4 months)
Manchester, NH

EY
Senior Consultant
December 2014 - July 2016 (1 year 8 months)
New York, NY

Financial Services Risk Management (FSRM) Advisory

FDIC
Financial Institution Specialist
July 2012 - November 2014 (2 years 5 months)
New York, NY

Center for Autism Research (Center for Autism Research at The Children's Hospital of Philadelphia)
Research Assistant
September 2011 - May 2012 (9 months)

Philadelphia, PA

Bryn Mawr College
Student Tutor of Economics
September 2010 - May 2012 (1 year 9 months)
Bryn Mawr, PA

FDIC
Financial Management Scholar
June 2011 - August 2011 (3 months)
Philadelphia, PA

Education

Bryn Mawr College
B.A., Economics and Psychology · (2008 - 2012)

Hunter College High School
High School Degree · (2008)